UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For The Fiscal Year Ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from_______to_______

Commission file number 000-19860

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOLASTIC CORPORATION
557 Broadway
New York, New York 10012

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
Table of contents

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the Board of Directors of Scholastic Corporation

We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s Audit Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Audit Committee. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 20, 2008

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2007 and 2006
(amounts in thousands)

	December 31,

	2007	2006

Investments, at fair value
Fidelity Managed Income Portfolio Fund II	$25,267	$23,611
Western Asset Core Bond Fund	8,522	8,670
AF Washington Mutual Investors Fund	17,418	17,744
Vanguard Institutional Index Fund	24,941	24,072
American Funds Growth Fund of America	17,110	15,409
Artisan Mid Capital Fund	10,910	8,385
American Beacon Small Capital Value Fund	2,411	2,553
American Century Small Company Fund	4,536	5,704
Fidelity Diversified International Fund	21,109	17,700
Fidelity Dividend Growth Fund	20,497	21,520
Fidelity Freedom Income Fund	2,070	2,341
Fidelity Freedom Fund 2005	1,627	2,060
Fidelity Freedom Fund 2010	6,980	5,761
Fidelity Freedom Fund 2015	11,680	11,306
Fidelity Freedom Fund 2020	13,354	11,370
Fidelity Freedom Fund 2025	13,196	10,985
Fidelity Freedom Fund 2030	11,237	9,577
Fidelity Freedom Fund 2035	9,137	7,040
Fidelity Freedom Fund 2040	9,976	7,418
Scholastic Corporation Common Stock	9,898	11,352
Participants’ loans	5,567	4,833

Total investments	247,443	229,411

Receivables
Other receivables	55	7

Total receivables	55	7

Net assets available for benefits, at fair value	$247,498	$229,418
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	192	283

Net assets available for benefits	$247,690	$229,701

See accompanying notes

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2007
(amounts in thousands)

Interest and dividend income	$14,900
Contributions:
Employer	6,478
Participants	19,313
Rollovers	2,081

Total additions	42,772
Distributions to participants	(24,897)
Net realized and unrealized appreciation in fair value of investments	114

Net increase	17,989
Net assets available for benefits
Beginning of the year	229,701

End of the year	$247,690

See accompanying notes

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

GENERAL

The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 1998 and as thereafter amended (the “Plan”), is a defined contribution plan sponsored by Scholastic Corporation (the “Company”). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company, which has delegated certain responsibility and authority to an Administrative Committee composed of members of senior management of the Company (the “Retirement Plan Committee,” and to the extent delegated to the Administrative Committee, collectively the “Committee”). Fidelity Management Trust Company serves as Trustee for the Plan (the “Trustee”). In addition, Fidelity Institutional Retirement Services Company provides administrative and recordkeeping services on behalf of the Plan (the “Record Keeper”). Investment products offered through December 31, 2007 to participants under the Plan (“Participants”), other than the Company’s common stock (“Company Stock”), were provided by Fidelity and several other mutual fund companies. The Plan is an employee plan qualified under Section 401(a) of the Internal Revenue Code, as amended (the “Code”).

This description of the Plan provides only general information and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

PLAN AMENDMENTS

The Plan was amended effective January 1, 2006 to comply with final IRS regulations with respect to Code Sections 401(k) and (m).

The Plan was amended effective January 1, 2007 to apply the plan limit on Compensation Contributions by newly-designated Highly Compensated Employees as soon as administratively possible in a Plan Year (as such terms are defined below).

ELIGIBILITY

Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than “leased” employees) who have attained the age of 18 (“Eligible Employees”). Eligible Employees may enroll in the Plan on any business day after they become eligible to participate in the Plan. Employees are automatically enrolled with a 3% contribution rate as soon as administratively feasible after 90 days of employment.

PARTICIPANT CONTRIBUTIONS

As approved by the Committee and subject to the provisions of the Code, Eligible Employees may contribute during the Plan Year at the Participant’s election into any of the Plan’s fund options, in pre-tax and/or after-tax Compensation dollars (“Compensation Contributions”); provided that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

Pre-tax Contributions: Pre-tax contributions are limited to the lesser of 50% of annual salary, overtime, bonuses and commissions (“Compensation”), subject to the requirements of the Code, or $15,500 for the Plan Year ended December 31, 2007. Eligible Employees whose Compensation is in excess of $100,000 in the prior year (“Highly Compensated Employees”) are limited to the lesser of 7% of their annual Compensation or $15,500 for the Plan year ended December 31, 2007. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

After-tax Contributions: After-tax contributions are limited to 50% of annual Compensation, subject to the requirements of the Code. Highly Compensated Employees are limited to a contribution of 7% of their annual Compensation. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7% if a Highly Compensated Employee) of annual Compensation.

Rollover Contributions: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an “eligible rollover plan” that meets the requirements of the Code at the time of the transfer (“Rollover Contributions”).

Catch-up Contributions: Participants who are at least age 50 or who will reach age 50 during any calendar year will have the option to make additional pre-tax contributions of up to $5,000 provided certain requirements are met.

EMPLOYER CONTRIBUTIONS

Under the Plan, the Company contributes a percentage of each Participant’s Compensation, as determined by the Committee, at its sole discretion. The Company’s contributions for the benefit of the Participants are made in cash in an amount equal to a percentage of the Participant’s pre-tax contributions. For the Plan year ended December 31, 2007, the Company contributed an amount equal to 100% of the first one hundred dollars of a Participant’s contribution and 50% thereafter of the Participant’s pre-tax contributions, up to a maximum amount equal to 6% of the Participant’s annual Compensation (“Matching Contributions”).

The Company, at its sole discretion, may also make discretionary contributions for the benefit of all Participants regardless of whether they elected to make pre-tax contributions to the Plan (“Discretionary Contributions”). The amount of such Discretionary Contributions is to be determined by the Board of Directors of the Company (the “Board”). The Company made no Discretionary Contributions to the Plan for the year ended December 31, 2007.

Forfeitures by Participants of unvested matching contributions (“Forfeitures”) were used to offset Matching Contributions for other Participants during the Plan Year. In 2007, Matching Contributions were reduced by $803,934 from Forfeitures. At December 31, 2007, there was $6,752 in Forfeitures available to reduce future Matching Contributions.

VESTING

Participants are immediately vested in their Compensation Contributions and Rollover Contributions. Matching Contributions vest at the rate of 20% per year of service by a Participant. A Participant becomes 100% vested in all Matching Contributions after either five years of credited service, or upon death or disability while employed, or upon reaching age 65.

PARTICIPANT ACCOUNT DISTRIBUTIONS

A Participant’s account under the Plan may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement. On a daily basis, a Participant, for any reason, may withdraw all or a portion of his or her after-tax contributions. All distributions from the Plan are in cash or, if elected by the Participant, in whole shares of Company Stock, to the extent that the Participant is invested in Company Stock. In the event of attainment of age 59-1/2, a Participant may withdraw his or her entire vested balance during employment. There were no benefits payable as of December 31, 2007 or 2006.

In the event of a hardship, a Participant may withdraw during employment such portion of his or her account to meet such hardship. In addition, once each Plan Year, Participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a Participant have more than one loan for the purchase of a principal residence outstanding or more than two outstanding loans at any time. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a Participant’s principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Participants may not otherwise withdraw any portion of their account balance during employment.

PLAN EXPENSES

Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the funds (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in realized and unrealized appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. The Company pays all other Plan expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The financial statements of the Plan are prepared in conformity with U.S. generally accepted accounting principles. The Plan’s accounts are maintained on the accrual basis. Purchases and sales of investment securities are recorded at market value on the trade date.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the impact, if any, that the adoption of SFAS 157 will have on the Plan’s financial statements.

VALUATION OF INVESTMENTS

Investments in the Plan’s funds, except the Fidelity Managed Income Portfolio II fund, are valued at redemption prices based on the net asset values of the funds. The Fidelity Managed Income Portfolio II fund, which is a “pooled stable value fund” that contains fully benefit-responsive investment contracts, is valued at contract value (see Note 3 below) as reported by Fidelity Management Trust Company. Investments in Company Stock are valued at the closing price as quoted on The NASDAQ Stock Market LLC on the valuation date. Loans receivable from Participants are valued at cost, which approximates fair value.

3.	STABLE VALUE CONTRACTS

The Trust holds fully benefit-responsive investment contracts (see Note 2 above) through the Fidelity Managed Income Portfolio II fund, which is a “pooled stable value fund.” Investments in this fund are presented at fair value on the Statements of Net Assets Available for Benefits. Fair value is calculated by multiplying the net assets of the total pooled stable value fund by the Plan’s percentage of the total book value of the pooled stable value fund.

In determining the net assets available for benefits, the FSP states that the underlying investments in the pooled stable value fund must be recorded at their contract value, which is equal to principal plus accrued interest minus fees and participant withdrawals. Stable value funds are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the Plan’s

Participants would be subject to any event that would limit the Plan’s ability to transact at contract value.

The average yield of the Fidelity Managed Income Portfolio II fund based on actual earnings was approximately 4.14% and 4.23% at December 31, 2007 and 2006, respectively, and the average yield based on the interest rate credited to Participants was approximately 4.64% and 4.37% at December 31, 2007 and 2006, respectively.

4.	TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service, dated March 18, 2004, covering amendments executed through June 14, 2002 stating that the Plan is qualified under Section 401(a) of the Code; therefore, the related trust is exempt from taxation.

Subsequent to this determination, the Plan was further amended. The Plan, as amended, is required to operate in conformity with the Code in order to maintain its qualification. The Plan administrator believes that the Plan is being operated, in all material respects, in accordance with the applicable requirements of the Code and, therefore, believes that the Plan as amended is qualified and the related trust is tax exempt.

5.	PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board, subject, however, to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each Participant shall become fully vested and non-forfeitable. In the event of termination, the Plan assets may continue to be held by the Trustee. However, upon a determination that the continuance of such an arrangement is not in the best interest of the Participants, the Board may terminate the arrangement, and upon such termination, the Trustee shall apply for the benefit of each Participant (or beneficiary) the full value of such Participant’s account.

6.	INVESTMENTS

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at year-end are as follows:

	December 31,

	2007	2006

Fidelity Managed Income Portfolio Fund II	$25,267	$23,611
AF Washington Mutual Investors Fund	17,418	17,744
Vanguard Institutional Index Fund	24,941	24,072
American Funds Growth Fund of America	17,110	15,409
Fidelity Diversified International Fund	21,109	17,700
Fidelity Dividend Growth Fund	20,497	21,520
Fidelity Freedom Fund 2020	13,354	11,370
Fidelity Freedom Fund 2025	13,196	10,985

During 2007, the Plan’s net realized and unrealized appreciation /(depreciation) in the fair value of investments was as follows (in thousands):

Western Asset Core Bond Fund	$(326)
AF Washington Mutual Investors Fund	(607)
Vanguard Institutional Index Fund	825
American Funds Growth Fund of America	514
Artisan Mid Capital Fund	68
American Beacon Small Capital Value Fund	(554)
American Century Small Company Fund	(785)
Fidelity Diversified International Fund	1,338
Fidelity Dividend Growth Fund	(1,532)
Fidelity Freedom Income Fund	(14)
Fidelity Freedom Fund 2005	33
Fidelity Freedom Fund 2010	57
Fidelity Freedom Fund 2015	217
Fidelity Freedom Fund 2020	159
Fidelity Freedom Fund 2025	343
Fidelity Freedom Fund 2030	275
Fidelity Freedom Fund 2035	236
Fidelity Freedom Fund 2040	147
Scholastic Corporation Common Stock	(280)

$114

7.	RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

8.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2007.

Net assets available for benefits per the financial statements, at contract value	$247,690
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(192)

Net assets available for benefits per Form 5500	$247,498

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2007.

Total net increase (income) per financial statement	$17,989
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	91

Net income per Form 5500	$18,080

EIN #13-3385513

Plan #004

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007
(amounts in thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date. Rate of Interest, Par or Maturity Value	Number of Shares	Cost	Current Value

Fidelity*	Fidelity Management Income Portfolio Fund II	25,267	**	$25,267
Western	Western Asset Core Bond Fund	780	**	8,522
Washington	AF Washington Mutual Investors Fund	519	**	17,418
Vanguard	Vanguard Institutional Index Fund	186	**	24,941
American Fund	American Funds Growth Fund of America	507	**	17,110
Artisan	Artisan Mid Capital Fund	353	**	10,910
American Beacon	American Beacon Small Capital Value Fund	140	**	2,411
American Century	American Century Small Company Fund	547	**	4,536
Fidelity*	Fidelity Diversified International Fund	529	**	21,109
Fidelity*	Fidelity Dividend Growth Fund	697	**	20,497
Fidelity*	Fidelity Freedom Income Fund	181	**	2,070
Fidelity*	Fidelity Freedom Fund 2005	138	**	1,627
Fidelity*	Fidelity Freedom Fund 2010	471	**	6,980
Fidelity*	Fidelity Freedom Fund 2015	937	**	11,680
Fidelity*	Fidelity Freedom Fund 2020	845	**	13,354
Fidelity*	Fidelity Freedom Fund 2025	1,001	**	13,196
Fidelity*	Fidelity Freedom Fund 2030	680	**	11,237
Fidelity*	Fidelity Freedom Fund 2035	668	**	9,137
Fidelity*	Fidelity Freedom Fund 2040	1,025	**	9,976
Scholastic Corporation*	Company Stock	284	**	9,898
Loans	Prime + 0.5% Interest Rate.
	Repayment Terms: 1 to 10 years	—		5,567
Other receivables				55

Net Assets Available for Benefits, at fair value				$247,498
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				192

Net Assets Available for Benefits, at Contract Value				$247,690

*	Indicates party-in-interest to the Plan

**	Not required as the investment is participant-directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Scholastic Corporation, the Plan Administrator of the Scholastic Corporation 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
Date: June 25, 2008
/s/ Cynthia Augustine

Cynthia Augustine

Senior Vice President, Scholastic Corporation and Chairperson of Administrative Committee of the Scholastic Corporation 401(k) Savings and Retirement Plan

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm